SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            FOR October 20, 2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____


                                  Exhibit Index


Exhibit No. 1             Directorate Change announcement dated 20 October 2004



20 October 2004

                Allied Domecq PLC - Board Change
                --------------------------------

The Board of Allied Domecq PLC announces the following Board change: -

Donald Brydon will retire as a Non-Executive Director on 27 January 2005.

A further announcement will be made in due course regarding the appointment of a new Director to maintain the Board at its current number following the retirement of Donald Brydon.

Commenting on the Board change, Sir Gerry Robinson, Chairman of Allied Domecq, said, "I want to thank Donald for his contribution to the success of Allied Domecq over recent years. The Company has benefited from his wisdom and sound guidance."


                                      ends


Media enquiries:
Stephen Whitehead - 020 7009 3927
Director of Group Corporate Affairs, Allied Domecq PLC

Tim Robertson - 020 7930 0777
Cardew Chancery

Investor enquiries:
Peter Durman - 0117 978 5753
Director of Group Investor Relations, Allied Domecq PLC



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

20 October, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary